Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan 52506
ISRAEL
Tel: 972-3-753-9888

December 6 , 2011
By Fax and Edgar
Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: Solarflex Corp.
Registration Statement on Form S-1 - Amendment No. 2
File No. 333-168068
Originally Filed July 12, 2011

Dear Mr. Mancuso:

Solarflex Corp. (“Solarflex”) acknowledges receipt of the letter dated August 5 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 A#3  (the "Third  Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.
We acknowledge that Solarflex is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Prospectus Cover Page

1.
Please expand your disclosure that there is no minimum number of shares required to be sold to highlight that if you do not raise at lease $38,000 in net offering proceeds, you may have to suspend or cease operations within twelve months, as disclosed on page 8. Also revise the cover page to highlight that the offering will not provide you sufficient proceeds to pay your liabilities, and disclose the amount of proceeds you need to raise to avoid filing for protection under the bankruptcy laws. Finally, in your Prospectus Summary, disclose the percentage of the total offering that would have to be sold to raise the $38,000 in net proceeds needed to stay in business for the next twelve months.

Response

The disclosures have been added accordingly

Our Direct Public Offering, page 5

2.
Please explain that, because you can use the proceeds even before you raise a sufficient amount of offering proceeds to delay a bankruptcy filing, investors may lose their entire investment before they know whether you have raised sufficient funds to pay your current liabilities.

Response

The disclosure has been added accordingly

Our Company, page 5

3.
We note your response to prior comment 4. Given your added disclosure in the third risk factor on page 13, tell us why you believe you have a reasonable basis for your statements on page 5 and elsewhere in your document regarding the technology’s potential to be adopted and implemented in the solar energy markets, as well as its efficiency improvements and cost savings over established comparable products. Provide us objective support for the statements.

Response

We have revised the third paragraph in Our Company accordingly to provide for the requested information above

We expect to incur operating losses in the next twelve months, page 8

4.
Please reconcile your disclosure in this section and throughout your filing that you intend to engage in the manufacture and sale of a solar photovoltaic element with your disclosure in the second paragraph on page 18 that you intend to manufacture and distribute the device or to license the manufacturing and distribution rights to a third party.

Response

We have deleted the assertions of third party licensing accordingly for consistency

We do not have sufficient cash to fund our operating expenses, page 9

5.	We note your response to prior comment 6. Please tell us where you filed as an exhibit the document evidencing the commitment of your directors to loan you in the aggregate up to $20,000.

Response

We have added the exhibits as Exhibit 10.2

We are a small company with limited resources, page 10

6.
We note the revision made in response to prior comment 7; however, your disclosure in the first sentence of this risk factor continues to mitigate the risk described in this risk factor. Therefore, we reissue prior comment 7 to eliminate the mitigating language.

Response

We have deleted the mitigation language

We did not conduct due diligence regarding the inventor’s experience, page 13

7.
Given your added disclosure in this risk factor, please tell us all relationships between (1) the inventor and (2) you and your affiliates; why the inventor has not been able to commercialize the patent; whether a prototype was ever built to test the capabilities of the potential product that you describe; and the results of any testing, including any information you have regarding the ability of the technology to perform as you expect, reliability and cost-effectiveness.

Response

We have added the above disclosures accordingly in the risk factor

State securities laws may limit secondary trading, page 15

8.	We note your response to prior comment 10. Please tell us how you intend to sell any of the offered securities in the United States if you do not intend to register or qualify in any state.

Response

We have added the disclosure that the securities will be offered outside the United States

Efforts to comply with recently enacted changes in securities laws and regulations, page 15

9.	Please tell us, with a view to disclosure, whether you have begun a formal process to evaluate your internal controls over financial reporting.

Response

We have added an additional disclosure in the risk factor addressing the internal controls

You will experience an immediate and substantial dilution, page 15

10.
We note your response to prior comment 11. Please reconcile the disclosure in this risk factor that investors in this offering will be diluted by $.0247 per share with the disclosure on page 17 that investors will be diluted by $.028 per share.

Response

It has been revised for consistency

Dilution, page 17

11.
We note the revisions made in response to prior comment 14. However, your computation of historical net tangible book value after the offering does not include a deduction for estimated offering expenses of $26,500 but instead appears to reflect the gross proceeds at each level of shares sold. Please revise your computations to reflect accurately the deduction of the offering expenses in the calculation of your adjusted dilution.

Response

The deferred offering costs have been excluded accordingly in the revised dilution table

Background and Business Overview, page 18

12.
Please describe the type of customer to whom you will market your technology. For example, what types of companies might be interested in entering into a license agreement with you? Where are those companies located? Is the market dominated by some potential customers?

Response

We have added 3 additional paragraphs in the section to describe the requested above

Photovoltaic Element Technology, page 19

13.	IT does not appear that you have provided the disclosure requested in prior comment 17. Please revise to clarify what was involved in designing and patenting the technology to date.

Response

We have added an additional paragraph to provide the requested information

Patent, Trademark, License & Franchise Restrictions, page 20

14.
Please expand this section to discuss the status of the patent application. We note your disclosure in your prior amendment filed on November 22, 2010 and in your risk factor on page 11 of this filing that the patent application was filed on April 23, 2009 and is “currently pending.” For example, has the Israeli Patent Office requested more information from you regarding the patent application?

Response

We have added a disclosure in regards to the status of the patent application

Future sales by Existing Shareholders, page 30

15.	Please disclose the date on which your outstanding securities could be sold pursuant to Rule 144. Reflect in your disclosure the effect of Rule 144(i).

Response

We have inserted the dates accordingly

Our Common Stock, page 30

16.
We note your disclosure that holders of shares of your common stock do not have cumulative voting rights. Please tell us how this is consistent with the third sentence of Article V, Section 2 of Exhibit 3.2.

17.
Please revise to briefly describe any provision of your Articles of Incorporation or Bylaws that would gave an effect of delaying, deterring, or preventing a change in control. Refer to Regulation S-K Item 202(a)(5). For example, we note the restrictions on the ability of your board of directors to call meetings in Article III and the authority of your board of directors to set the size of you board and appoint directors in Article V of Exhibit 3.2.

Response

We have revised the entire section to reflect and to answer to the required provisions as requested above

Our Preferred Stock, page 31

18.
We note your disclosure that you are not authorized to issue shares of preferred stock. We also note the second sentence of Article X, Section 1 of Exhibit 3.2. With a view toward appropriate disclosure, please tell is whether you can authorize shares of more than one class with relative rights, preferences, and limitations as determined by your board of directors.

Response

We have added the required disclosure accordingly

Exhibit 5.1

19.	Please file as an exhibit an updated opinion of legal counsel.

Response

The updated Opinion is attached

Exhibit 10.1

20.	We note your response to prior comment 24; however, you have not yet re-filed exhibit 10.1. Therefore, we reissue the comment.

Response

We have attached the exhibit accordingly

General

The entire prospectus has been updated for the September 30 2011 set of Financial Statements and the Financial Statements have been attached accordingly

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,
Sergei Rogov, President
Solarflex Corp.